February 3, 2009

Via EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Stem Cell Therapy International, Inc.

Form 10-KSB for FYE 03/31/08

Filed: July 15, 2008 and amended July 15, 2008

Form 10-Q for Fiscal Quarters Ended

June 30, 2008 and September 30, 2008

File No.: 0-51931

Dear Mr. Reynolds:

We are in receipt of your correspondence dated January 7, 2009, with respect to the above-referenced filings.

Security Ownership of Certain Beneficial Owners…

1.	We have revised the Form 10-K/A to include Mr. Norstrud in the table.

Item 8A. Controls and Procedures

2.	We have revised the Form 10-K/A to include additional details of the lack of segregation of duties and that management discovered the material weakness when performing their review of the internal controls and that until the Company has received additional funding, they are unable to remediate the weakness.

Item 9 Directors and Executive Officers of the Registrant

3.	We have revised the Form 10K/A to include the code of ethics, exhibit 14-1.

4.	We have revised the Form 10-K/A to include the information required by Item 407 of Regulation S-B.

Form 10-KSB/A for Fiscal Year Ended March 31, 2008

Exhibit 31 – Section 302 Certifications

5.	We have revised the Certifications per your request.

Exhibit 32 – Section 906 Certifications

6.	We have revised the Certification to refer to March 31, 2008 and the amended Form 10-K/A.

Form 10-Q for Quarter Ended June 30, 2008 and Form 10-Q for Quarter for the Quarter Ended September 30, 2008

Exhibit 31 – Section 302 Certifications

7.	We have revised our Section 302 Certifications to comply with the language of Item 601(31) of Regulation S-K.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/ Andrew J. Norstrud
Andrew J. Norstrud Chief Financial Officer